UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                    (Amendment No. __1___)*

                    LifeRate Systems, Inc
      ______________________________________________________
                        (Name of Issuer)

               Common Stock, $ No Par Value
      ______________________________________________________
                 (Title of Class of Securities)

                         531936102
               ____________________________________
                         (CUSIP Number)
     Austin W. Marxe, 153 East 53rd Street, New York, NY 10022
               (212) 832-5300
      ______________________________________________________
     (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)



                    January 30,  1998

     _________________________________________________________

     (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule

13G to report the acquisition which is the subject of this

Schedule 13D, and is filing this schedule because of Rule 13d-

I(b)(3) or (4), check the following box ___.



Note: Six copies of this statement, including all exhibits,

should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.



*The remainder of this cover page shall be filled out for a

reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.



The information required in the remainder of the cover page shall not be deemed to be "filed" for the purpose of Section 18 of the

Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









                         SCHEDULE 13D

CUSIP No. 531936102                          Page  2  of 9 Pages



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(1)  NAME OF REPORTING PERSON

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



     Special Situations Fund III, L.P.

     F13-3737427

     MGP Advisers Limited Partnership *

     F13-3263120

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(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) | |

                                                        (b) |X|

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(3)  SEC USE ONLY



----------------------------------------------------------------

(4)  SOURCE OF FUNDS*   00

________________________________________________________________

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED

PURSUANT TO 2(d) OR 2(e)                               ____

_________________________________________________________________

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

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 NUMBER OF     (7) SOLE VOTING POWER   See Marxe/Greenhouse

  SHARES       -------------------------------------------------

BENEFICIALLY   (8) SHARED VOTING POWER             None

 OWNED BY      -------------------------------------------------

   EACH        (9) SOLE DISPOSITIVE POWER  See Marxe/Greenhouse



 REPORTING     -------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER        None

----------------------------------------------------------------

(11)  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

     4,400,000 (includes 2,200,000 warrants)

----------------------------------------------------------------

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

     CERTAIN SHARES*

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(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.9

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(14) TYPE OF REPORTING PERSON*

     IV/IA

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* AWM Investment Company, Inc., a Delaware corporation is the

General Partner of this entity.











                    SCHEDULE 13D

CUSIP No.531936102                           Page 3 of 9 Pages



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(1)  NAME OF REPORTING PERSON

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



     Special Situations Private Equity Fund, L.P.

     F13-3916551

     MG Advisers, L.L.C.  F13-3916549

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(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) | |

                                                        (b) |X|

----------------------------------------------------------------

(3)  SEC USE ONLY



----------------------------------------------------------------

(4)  SOURCE OF FUNDS* 00

________________________________________________________________

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED

PURSUANT TO 2(d) OR 2(e)                               ____

_________________________________________________________________

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

----------------------------------------------------------------

 NUMBER OF     (7) SOLE VOTING POWER  See Marxe/Greenhouse

  SHARES       -------------------------------------------------

BENEFICIALLY   (8) SHARED VOTING POWER             None

 OWNED BY      -------------------------------------------------

   EACH        (9) SOLE DISPOSITIVE POWER  See Marxe/Greenhouse

 REPORTING     -------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER        None

----------------------------------------------------------------

(11)  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

     4,000,000 (includes 2,000,000 warrants)

----------------------------------------------------------------

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

     CERTAIN SHARES*



----------------------------------------------------------------

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     27.6

----------------------------------------------------------------

(14) TYPE OF REPORTING PERSON*



     IV/IA

----------------------------------------------------------------















                    SCHEDULE 13D



CUSIP No.531936102                           Page 4 of 9 Pages

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(1)  NAME OF REPORTING PERSON

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



     Special Situations Cayman Fund, L.P.

     98-0132442

     AWM Investment Company, Inc.  11-3086452

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(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) | |

                                                        (b) |X|

----------------------------------------------------------------

(3)  SEC USE ONLY



----------------------------------------------------------------

(4)  SOURCE OF FUNDS*  00

________________________________________________________________

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED

PURSUANT TO 2(d) OR 2(e)                               ____

_________________________________________________________________

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

----------------------------------------------------------------

 NUMBER OF     (7) SOLE VOTING POWER  See Marxe/Greenhouse

  SHARES       -------------------------------------------------

BENEFICIALLY   (8) SHARED VOTING POWER             None

 OWNED BY      -------------------------------------------------

   EACH        (9) SOLE DISPOSITIVE POWER See Marxe/Greenhouse

  REPORTING     ------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER        None

----------------------------------------------------------------

(11)  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

   1,640,000 (includes 800,000 warrants)

----------------------------------------------------------------

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

     CERTAIN SHARES*



----------------------------------------------------------------

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.3

----------------------------------------------------------------

(14) TYPE OF REPORTING PERSON*

     IV/IA

----------------------------------------------------------------

















                    SCHEDULE 13D



CUSIP No.531936102                           Page 5 of 9 Pages

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(1)  NAME OF REPORTING PERSON

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



     Austin W. Marxe

     David M. Greenhouse

----------------------------------------------------------------

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) | |

                                                        (b) |X|

----------------------------------------------------------------

(3)  SEC USE ONLY



----------------------------------------------------------------

(4)  SOURCE OF FUNDS* 00

________________________________________________________________

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED

PURSUANT TO 2(d) OR 2(e)                               ____

_________________________________________________________________

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

----------------------------------------------------------------

 NUMBER OF     (7) SOLE VOTING POWER        10,040,000

  SHARES       -------------------------------------------------

BENEFICIALLY   (8) SHARED VOTING POWER             None

 OWNED BY      -------------------------------------------------

   EACH        (9) SOLE DISPOSITIVE POWER   10,040,000

 REPORTING     -------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER        None

----------------------------------------------------------------

(11)  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON



  10,040,000 (includes 5,000,000 warrants)

----------------------------------------------------------------

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

     CERTAIN SHARES*



----------------------------------------------------------------

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)



   57.4

----------------------------------------------------------------

(14) TYPE OF REPORTING PERSON*



     IN

----------------------------------------------------------------













                                        Page  6 of 9 Pages



Item 1.   Security and Issuer.  This Schedule relates to the

          common stock and warrants of LifeRate Systems, Inc.(the

          "Issuer").  Each warrant (exercise price of $1.50 per

          share) emtitles the holder to purchase one share of

          Common Stock.  The Issuer's principal executive offices

          are located at 7210 Metro Blvd., Minneapolis,  MN

          55439.



Item 2.   Identity and Background.  This Schedule is filed on

          behalf of (i) Special Situations Fund III, L.P., a

          Delaware limited partnership ("SSF III"); (ii) Special

          Situations Private Equity Fund, L.P., a Delaware

          limited partnership (the "Private Equity Fund"); (iii)

          Special Situations Cayman Fund, L.P., a Cayman Islands

          limited partnership (the "Cayman Fund"); (iv) MGP

          Advisers Limited Partnership , a Delaware limited

          partnership ("MGP"); (v) MG Advisers. L.L.C., a New

          York limited liability company ("MG"); (vi) AWM

          Investment Company, Inc., a Delaware corporation

          ("AWM"); (vii) Austin W. Marxe and (viii) David

          Greenhouse.  Each of the foregoing is hereinafter

          referred to, individually, as a "Reporting Person" and,

          collectively, as the "Reporting Persons."



          The principal office and business address of the

          Reporting Persons, other than the Cayman Fund, is 153

          East 53rd Street, 51st floor, New York, NY  10022.  The

          principal office and business address of the Cayman

          Fund is c/o CIBC Bank and Trust Company (Cayman)

          Limited, CIBC Bank Building, P. O. Box 694, Grand

          Cayman, Cayman Islands, British West Indies.



          The principal business of SSF III, the Private Equity

          Fund and the Cayman Fund (individually, a "Fund" and,

          collectively, the "Funds") is to invest in equity and

          equity related securities.  The principal business of

          MGP is to act as the general partner of and the

          investment adviser to SSF III.  The principal business

          of MG is to act as general partner of and the

          investment adviser to the Private Equity Fund. The

          princiap business of AWM is to act as the general

          partner of MGP and as the general partner of and the

          investment adviser to the Cayman Fund.  MGP, MG, and

          AWM are referred to herein, individually, as an

          "Adviser" and, collectively, as the "Advisers."  The

          principal occupation of Austin W. Marxe and David

          Greenhouse, both of whom are United States citizens, is

          to serve as officers, directors and members or

          principal shareholders of the Advisers.







                                        Page 7 of 9 Pages

          Neither any Fund, any Adviser, Austin W. Marxe nor

          David Greenhouse, during the last 5 years, has been

          convicted in any criminal proceeding or was or is

          subject to a judgement, decree or final order enjoining

          future violations of, or prohibiting or mandating

          activities subject to, Federal or state securities laws

          or finding any violations with respect to such laws.



Item 3.   Source and Amount of Funds or Other Consideration.

          Each Fund utilized available cash assets to purchase

          the Securities.



Item 4.   Purpose of the Transaction.  Each of the Reporting

          Persons has acquired and is holding the Securities

          solely for investment purposes and not with the purpose

          or the effect of changing or influencing control of the

          Issuer.  Each Fund acquired the Securities in the

          ordinary course of business and is holding such

          Securities for the benefit of its third party

          investors.



Item 5.   Interest in Securities of the Issuer.  See pps. 2-5 of

          this Schedule, setting forth the aggregate number and

          percentage of the Securities beneficially owned by each

          Reporting Person, the number of shares as to which

          there is sole or shared power to vote, or to direct the

          vote, and sole or shared power to dispose or to direct

          the disposition.



          On January 30, 1998, the following Funds acquired one

          common share and one warrant for $.50 in a private

          placement transaction directly from the issuer.  Each

          fund acquired the following total number of shares and

          warrants.

                                        Common

                                        Shares         Warrants



          1.  SSF III --                1,100,000      1,100,000

          2.  Private Equity Fund --    1,000,000      1,000,000

          3.  Cayman Fund --              400,000        400,000



          In addition, the Cayman Fund acquired 40,000 common

          shares in open market trades on January 2, 1998 at an

          average price of $ .53 per share.



          On November 14, 1997 each of the above funds acquired

          shares in a private placement transaction disclosed on

          the initial form 13D.



          No other trades occurred within the last 60 days.







                                   Page 8 of 9 Pages



Item 6.   Contracts, Arrangements, Understandings or

          Relationships with Respect to Securities of the Issuer.

          See Item 2 and Item 4 of this Schedule.  Based on such

          Items. Messrs. Marxe and Greenhouse maintain sole

          voting power and sole dispositive power with respect to

          the Securities.



Item 7.   Material to be Filed as Exhibits.

          None

























































































                                   Page 9 of 9 Pages



          After reasonable inquiry and to the best of my

          knowledge and belief, I certify that the information

          set forth in this statement is true, complete and

          correct.



February 4, 1998



                    /s/ Austin W. Marxe

                    -----------------------------

                     Special Situations Fund III, L.P.

                    by: Austin W. Marxe, Managing Director





                    /s/ Austin W. Marxe

                    _________________________________

                    Special Situaitons Private Equity Fund, L.P.

                    by: Austin W. Marxe, Managing Director





                    /s/ Austin W. Marxe

                    _____________________________

                    Special Situations Cayman Fund,L.P.

                    by: Austin Marxe, Managing Director





                    /s/ Austin W. Marxe

                    _____________________________

                    MGP Advisers Limited Partnership

                    by: Austin Marxe, President and CEO





                    /s/ Austin W. Marxe

                    _____________________________

                    MG Advisers, L.L.C.

                    by: Austin Marxe, President and CEO





                    /s/ Austin W. Marxe

                    _____________________________

                    AWM Investment Company, Inc.

                    by: Austin Marxe, President and CEO





                    /s/ Austin W. Marxe

                    _____________________________

                    Austin W. Marxe





                    /s/ David Greenhouse

                    _____________________________

                    David Greenhouse